

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 19, 2016

Deanna H. Lund
Executive Vice President, Chief Financial Officer
Kratos Defense & Security Solutions, Inc.
4820 Eastgate Mall, Suite 200
San Diego, CA 92121

> **Re: Kratos Defense & Security Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2014**
> **Filed March 13, 2015**
> **File No. 001-34460**

Dear Ms. Lund:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure